Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD. Secures RMB66 Million in Orders

for Innovative Micro-Hyperbaric Oxygen Chamber Equipment

Changzhou City, China, December 11, 2023 (GLOBE NEWSWIRE) -- JIN MEDICAL INTERNATIONAL LTD. (the “Company” or “JinMed”) (NASDAQ: ZJYL), a Cayman Islands holding company with Chinese operating entities that manufacture and develop wheelchairs and living aids products, today announced that it has secured orders of RMB 66 million (approximately $9.18 million USD) of their innovative Micro-Hyperbaric Oxygen Chamber equipment (S-type and M-type) from Conlo Industrial Development (Shanghai) CO., LTD. (“Conlo”).

Building on the successful launches of its MINI micro-hyperbaric oxygen chamber and hydrogen generation machine products in this September, JinMed has recently unveiled S-type (accommodating 2-3 people) and M-type (accommodating 4-6 people) micro-hyperbaric oxygen chambers. Engineered with precision and designed for optimal therapeutic benefits, these chambers are intended to redefine standards in the healthcare industry. Conlo, recognizing the potential of these innovative products, has placed substantial orders totaling RMB 66 million, encompassing 200 units of each chamber type.

Anticipating robust demand, Conlo plans to deploy 10,000 oxygen chambers for human and 10,000 pet oxygen chambers, all of which will be exclusively sourced from JinMed in the Chinese market over the next three years. This strategic collaboration underlines JinMed’s commitment to delivering innovative healthcare solutions and meeting the evolving needs of its consumers.

Mr. Erqi Wang, the Chairman and CEO of the Company commented: “The Micro-Hyperbaric Oxygen Chamber equipment, developed by JinMed, represents a breakthrough in the field of medical technologies. Securing RMB 66 million in orders for our Micro-Hyperbaric Oxygen Chamber equipment demonstrates the trust our business partners have placed in our commitment to innovation and healthcare excellence. We are poised for sustainable growth as we continue to introduce cutting-edge products and solutions that cater to diverse healthcare needs to enhance the well-being of individuals.”

Micro-hyperbaric oxygen therapy in a micro-hyperbaric oxygen chamber is known to have the characteristics of low pressure and high safety. It is suitable for the elderly, patients with chronic diseases, beauty lovers, people with compromised health conditions, athletes, obese people and postoperative rehabilitation patients. The product has the functions of daily oxygen protection, health improvement, postoperative recovery, immunity enhancement and anti-aging. Everyday use of the Micro-hyperbaric oxygen chambers will rapidly increase combination oxygen and dissolved oxygen content, blood flow speed, cellular repair, and help to improve metabolism and balance of the body. From the anti-aging aspect, long-term use of high pressure oxygen is known to enhance the cell vitality, effectively prolong grain, reduce the senescent cells, and improve skin metabolism, resulting in certain anti-aging effects.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou City, Jiangsu Province of China, the Company, through its Chinese operating entities, designs and manufactures wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injuries. The Company’s Chinese operating entities operate 2 manufacturing plants with approximately 228,257 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. The Company’s Chinese operating entities have established relationships with over 40 distributors in China, and over 20 in the other regions of the world where it currently sells the products. The majority of the Company’s wheelchair products, with more than 30 models, are sold to dealers in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. The Company’s Chinese operating entities continuously deliver innovative wheelchair designs that are both lightweight and ergonomic each year. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

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Janice Wang

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Phone: +86 13811768599

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